AVERY DENNISON CORPORATION
150 North Orange Grove Boulevard
Pasadena, California 91103
February 12, 2009
Via EDGAR and Overnight Delivery
Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Avery Dennison Corporation Schedule TO-I filed February 3, 2009 SEC File No. 05-18527
Dear Ms. Campbell Duru:
     We are responding to the Staff’s comment letter dated February 10, 2009 regarding the review of the above-referenced filings of Avery Dennison Corporation (“Avery Dennison” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Schedule TO-I
Offer to Purchase
Extension, Termination or Amendment, page 25
1.	You disclose that you may assert the conditions to your offer or waive them, in whole or in part, “at any time and from time to time.” You also disclose the right to “terminate or withdraw, in [your] sole discretion, the offer if the conditions to the offer are not met on or after the expiration date.” These statements may suggest that you may waive or amend the terms and conditions after expiration of the offer. Please revise the disclosure to make clear that any changes will be made before the expiration of the offer and that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

Securities and Exchange Commission
February 12, 2009

     We respectfully provide our response below, in disclosure format, as it appears in our Schedule TO-I/A filed concurrently herewith (please note that deleted words are stricken through and added words are reflected in bold):
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is amended by the following:
(1)	The information set forth in the offer to exchange under the caption “Description of the Offer—Expiration Date,” second paragraph, shall be replaced in full with the following:
“In addition, we may terminate the offer if any condition to the offer is not satisfied on or prior to ~~after~~ the expiration date. Any extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except as specifically provided above.”
(2)	The information set forth in the offer to exchange under the caption “Description of the Offer—Extension, Termination or Amendment,” first paragraph, shall be replaced in full with the following:
“Avery Dennison has the right to terminate or withdraw, in its sole discretion, the offer if the conditions to the offer are not met on or prior to ~~after~~ the expiration date. Avery Dennison reserves the right, subject to applicable law, to (i) waive any and all of the conditions to the offer on or prior to the expiration date and (ii) amend the terms of the offer. In any such event, the Corporate HiMEDS Units previously tendered pursuant to the offer will be promptly returned to the tendering holders.”
(3)	The information set forth in the offer to exchange under the caption “Description of the Offer—Conditions to the Offer,” tenth paragraph, shall be replaced in full with the following:
“These conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, in whole or in part, at any time on or prior to the expiration date ~~and from time to time~~, in our sole discretion. In addition, we may terminate the offer if any condition is not satisfied on or prior to ~~after~~ the expiration date. Under the offer, if any of these events occur, subject to the termination rights described above, we may (i) return Corporate HiMEDS Units tendered thereunder to you, (ii) extend the offer, subject to the withdrawal rights described in “—Withdrawal of Tenders” herein, and retain all Corporate HiMEDS Units tendered thereunder until the expiration of such extended offer or (iii) amend the offer in any respect by giving oral or written notice of such

Securities and Exchange Commission
February 12, 2009

amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.”
Item 7. Source and Amount of Funds or Other Consideration.
     Amendment (3) to Item 4(a) above is incorporated herein by reference and amends Item 7(b).
Item 11. Additional Information.
     Amendment (3) to Item 4(a) above is incorporated herein by reference and amends Item 11(a).
     Although the Staff’s comments do not specifically address proposed amendments (1) and (2) to Item 4(a) above, the Company respectfully submits that such amendments are appropriate in light of, and comport with, the Staff’s comments.
Conditions to the Offer, page 31
2.	You disclose that you “have structured the offer with the intent of avoiding de-listing of the Corporate HiMEDS Units and do not plan to take any action following the offer to cause the de-listing of the Corporate HiMEDS Units from the New York Stock Exchange or to terminate the registration thereof as long as any Corporate HiMEDS Units are outstanding following the completion of the offer.” We refer you to Rule 13e-3. The rule is applicable to any transaction or series of transactions of the type specified in Rule 13e-3(a)(3)(i) that has a “reasonable likelihood or a purpose, either directly or indirectly,” of causing, any class of securities listed on a national securities exchange to not be listed on a national securities exchange. Given that the tender offer is for 95% of outstanding HiMEDS units, it would appear that it there is a reasonable likelihood that the offer could cause the delisting of the units from the New York Stock Exchange. In this regard, while we note that you have conditioned the offer on no conclusion being reached with the New York Stock Exchange that acceptance of units would result in the delisting of the units, we similarly note that this condition is subject to waiver at your sole discretion, prior to expiration of the offer. Supplementally confirm in your response letter that if you waive condition No. 6, you will extend the offer and file a Schedule 13E-3.
     The Company acknowledges the Staff’s comment and confirms that if it waives condition No. 6, it will extend the offer and file a Schedule 13E-3. However, the Company respectfully submits that, based on the structure of the offer, there is not a reasonable likelihood that the offer could cause the delisting of the Corporate HiMEDS Units from the New York Stock Exchange.
     The Corporate HiMEDS Units were initially listed in November 2007 pursuant to the requirements of section 703.19 of the New York Stock Exchange’s Listed Company Manual (“LCM”). The continued listing requirements for the Corporate HiMEDS Units are found in

Securities and Exchange Commission
February 12, 2009

802.01D of the LCM under the paragraph captioned “Specialized Securities,” which provides:
Specialized Securities—
Para. 703 contains listing standards for certain types of specialized securities: Warrants (703.12); Foreign Currency Warrants and Currency Index Warrants (703.15); Stock Index Warrants (703.17); Contingent Value Rights (703.18); Other Securities (703.19); Equity-Linked Debt Securities (703.21) and Equity Index-Linked Securities, Commodity-Linked and Currency-Linked Securities (703.22).
Delisting will be considered when:
•	Number of publicly-held shares is less than 100,000;

•	Number of holders is less than 100 . . . ;

•	Aggregate market value of shares outstanding is less than $1,000,000 . . . .
     Prior to the commencement of the offer, there were 8,800,000 publicly-held Corporate HiMEDS Units, with a stated amount of $50.00 per unit and a trading price of approximately $28.00 per unit. Assuming 8,360,000, or 95%, of the publicly-held Corporate HiMEDS Units are validly tendered and accepted in the offer, there would be 440,000 publicly-held Corporate HiMEDS Units with an aggregate stated amount of $22,000,000 and an aggregate market value of approximately $12,320,000. This number of publicly-held Corporate HiMEDS Units and aggregate market value would exceed the LCM requirement of 100,000 publicly-held shares and $1,000,000 aggregate market value, respectively. In addition, the Company respectfully submits that there will likely be well in excess of 440,000 publicly-held Corporate HiMEDS Units and $12,320,000 in aggregate market value after the consummation of the offer given that the rate of participation in the offer is likely to be less than 100%.
     Moreover, prior to the commencement of the offer, communications with D. F. King & Co., Inc., the information agent and exchange agent for the offer, revealed that there were in excess of 2,800 beneficial holders of the Corporate HiMEDS Units. Assuming that the valid tender and acceptance of 8,360,000, or 95%, of the publicly-held Corporate HiMEDS units resulted in a 95% reduction in the number of beneficial holders, there would be 140 beneficial holders remaining. This number of beneficial holders would exceed the LCM requirement of 100 holders. In addition, the Company respectfully submits that there will likely be well in excess of 140 beneficial holders remaining after the consummation of the offer given that the rate of participation in the offer is likely to be less than 100%.
     As the LCM states, the New York Stock Exchange is not limited by the criteria set forth above. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action

Securities and Exchange Commission
February 12, 2009

appropriate, even though a security fails to meet any enumerated criteria. In its discussion with the New York Stock Exchange prior to the commencement of the offer, the Company received informal confirmation that its understanding of the foregoing was accurate.
     For these reasons, we respectfully submit that, based on the structure of the offer, there is not a reasonable likelihood that the offer could cause the delisting of the Corporate HiMEDS Units from the New York Stock Exchange.
*     *     *     *
     In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (626) 304-2000.

Sincerely, Avery Dennison Corporation
/s/ Karyn E. Rodriguez

Name:	Karyn E. Rodriguez
Title:	Vice President and Treasurer

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